Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Offer Securities (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of October 31, 2023, the Acceptance Form for Shares (as defined below) and the related ADS Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Offer Securities. The Offer is not being made to holders of Offer Securities in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Buyer (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Buyer.
Notice of Offer to Purchase
All Outstanding Common Shares and
All Outstanding American Depositary Shares, each representing one Common Share, of
OLINK HOLDING AB (PUBL)
at
$26.00 per Share or ADS, pursuant to the Offer to Purchase,
dated October 31, 2023,
by
GOLDCUP 33985 AB (U.C.T. ORION ACQUISITION AB),
a direct, wholly owned subsidiary of
THERMO FISHER SCIENTIFIC INC.
Goldcup 33985 AB (u.c.t. Orion Acquisition AB), Reg. No. 559452-7433, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”), and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and, together with the Shares, the “Offer Securities”) of Olink Holding AB (publ), Reg. No. 559189-775, a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”) in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined below), the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal for ADSs (the “ADS Letter of Transmittal”) and Acceptance Form for Shares (the “Acceptance Form for Shares” which, together with the Offer to Purchase, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The initial acceptance period for the Offer (the “Offer Period”) will commence on October 31, 2023, and expire at 6:00 p.m., New York time, on November 30, 2023, unless the Offer Period is extended (the end of the Offer Period, as extended, the “Expiration Time”).
Tendering security holders who are record owners of their Offer Securities and who tender directly to The Bank of New York Mellon, the tender agent for the Offer with respect to the ADSs (the “ADS Tender Agent”), or DNB Markets, a part of DNB Bank ASA, Sweden Branch, the depositary and paying agent for the Offer with respect to the Shares (the “Share Tender Agent”, and together with the ADS Tender Agent, the “Tender Agents” and each a “Tender Agent”), as applicable, will not be obligated to pay brokerage fees or commissions or stock transfer taxes with respect to the purchase of Offer Securities by Buyer pursuant to the Offer. Security holders who hold their Offer Securities through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Holders of ADSs will bear any fees and expenses charged by the ADS Depositary under the ADS deposit agreement. You should consult your securities intermediary to determine the cut-off time and date applicable to you, and whether you will be charged any transaction or service fee.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK TIME, ON
NOVEMBER 30, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to the Purchase Agreement, dated as of October 17, 2023 (as it may be amended from time to time, the “Purchase Agreement”), by and between Parent and Olink. The Purchase Agreement provides, among other things, that following the consummation of the Offer, to the extent the Minimum Tender

Condition (as defined below) is met and was not previously changed in accordance with the Purchase Agreement to below one Share more than 90% of the issued and outstanding Shares (excluding any Shares held in treasury by the Company or owned by any of the Company’s subsidiaries), Buyer will commence a process pursuant to the Swedish Companies Act for the compulsory redemption of any outstanding Offer Securities held by shareholders who did not tender their securities in the Offer to obtain 100% ownership of the Company by Buyer in accordance with applicable laws, including the laws of Sweden (such process, the “Compulsory Redemption”). Under no circumstances will interest be paid on the Offer Consideration for the tendered Offer Securities whether or not the Expiration Time is extended. If the Minimum Tender Condition is satisfied and was not previously reduced in accordance with the Purchase Agreement and after the time at which Buyer pays (by delivery of funds to the Tender Agents) for all Offer Securities validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (the time at which Buyer pays (by delivery of funds to the Tender Agents) for all Offer Securities validly tendered and not properly withdrawn, the “Closing”), and following the Compulsory Redemption Olink will be a direct, wholly owned subsidiary of Buyer and an indirect, wholly owned subsidiary of Parent. After the Closing, if the Minimum Tender Condition is satisfied and was not previously reduced in accordance with the Purchase Agreement, Parent and Buyer intend to cause the ADSs to be delisted from the NASDAQ Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The obligation of Buyer to accept for payment, or, subject to any applicable rules and regulations of the SEC (as defined below), including Rule 14e-l(c) under the Exchange Act (relating to Buyer’s obligation to pay for or return tendered Offer Securities promptly after the termination or withdrawal of the Offer) pay for, Offer Securities validly tendered (and not properly withdrawn) pursuant to the Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities that, together with the Offer Securities then owned by Buyer or its affiliates and the Offer Securities that will be transferred to Buyer pursuant to the Support Agreement (as defined below) at the Offer closing, represents at least one Share more than 90% of the issued and outstanding Shares (excluding any Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”), provided that Buyer has the right, but not the obligation, to waive or change the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Shares (excluding any Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); (ii) the expiration of the waiting period (and any extension thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required approvals and clearances under the applicable antitrust laws and certain foreign investment laws; (iii) the absence of any judgment, injunction, rule, order or decree (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced or issued by any court or Governmental Body (as defined in in the section of the Offer to Purchase entitled “Summary Term Sheet”) of competent jurisdiction or voluntary timing agreement with a Governmental Body, in each case, that is then in effect that prohibits, renders illegal or enjoins, the consummation of the Offer or imposes a Remedy Action (as defined in Section 12—“Transaction Agreements”—“The Purchase Agreement” in the Offer to Purchase) that is not a Permitted Remedy Action (as defined in Section 12—“Transaction Agreements”—“The Purchase Agreement” in the Offer to Purchase) under the Purchase Agreement, or any pending action by any applicable Governmental Body that challenges or seeks to make illegal, prohibits or otherwise prevents the consummation of the Offer or the acquisition of Offer Securities by Parent or Buyer under any applicable antitrust and foreign investment laws or to impose a Remedy Action that is not a Permitted Remedy Action; (iv) the compliance and performance of Olink in all material respects with all of its agreements and covenants required to be performed or complied with by it under the Purchase Agreement on or before the time Buyer accepts Offer Securities for purchase pursuant to the Offer, as applicable; (v) the accuracy of representations and warranties made by Olink in the Purchase Agreement, subject to the materiality and other qualifications set forth in the Purchase Agreement; (vi) the absence, since the date of the Purchase Agreement, of a change, effect, event, inaccuracy, occurrence or other matter that has had a Company Material Adverse Effect (as defined in the Purchase Agreement), which is ongoing as of the Expiration Time; and (vii) the Purchase Agreement has not been terminated pursuant to its terms.
After careful consideration, the board of directors of Olink (the “Olink Board”), among the members of the Olink Board present at such meeting, has unanimously (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions pursuant to the Purchase Agreement are in the best interests of Olink and its shareholders, (ii) approved the terms and conditions of the Purchase Agreement and the transactions pursuant to the Purchase Agreement, the execution and delivery of the Purchase Agreement, the performance of Olink’s obligations under the Purchase Agreement and the consummation of the transactions pursuant to the Purchase Agreement, (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and recommend acceptance of the Offer by Olink's shareholders and (iv) authorized the treatment of Olink’s equity awards as set forth in the Purchase Agreement.
In certain circumstances, Parent is required by the terms of the Purchase Agreement to extend the Offer beyond the initial Expiration Time. Parent has agreed in the Purchase Agreement that Buyer shall (and Parent shall cause Buyer to) extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or Nasdaq, as applicable to the Offer, including as may be required in the event that the Minimum Tender Condition is changed. Parent has also agreed in the Purchase Agreement that, subject to Parent’s rights to terminate the Purchase Agreement in accordance with its terms, (i) if at the then-scheduled Expiration Time, any of the Offer Conditions (as defined in “Summary Term Sheet” in the Offer to Purchase) (other than the Minimum Tender Condition) has not either been satisfied or waived by Buyer (to the extent such waiver is permitted under the Purchase Agreement or applicable law), Buyer shall (and Parent shall cause Buyer to) extend the Offer on one or more occasions in consecutive periods of ten (10) business days each to permit such Offer Conditions to be satisfied and (ii) if at the then-scheduled Expiration Time, all of the Offer Conditions, other (x) than the Minimum Tender Condition and (y) the delivery of a certificate by Company to Parent as to the satisfaction of certain conditions to the Offer, have either been satisfied or waived by Buyer, then Buyer may on one or more occasions (and, at the request of the Company, Buyer shall, and Parent shall cause Buyer to, on no more than three occasions) extend the Offer on occasions in consecutive periods of ten (10) business days each to permit the Minimum Tender Condition to be satisfied. In no event, pursuant to the foregoing, will Buyer be required to extend the Offer to a date later than July 17, 2024, as may be extended pursuant to the terms of the Purchase Agreement. Buyer may also extend the Offer to such other date and time as may be mutually agreed by Parent and Olink in writing.
As part of the transaction, Knilo InvestCo AS, Olink’s largest shareholder (the “Majority Owner”) (whose sole shareholder, indirectly through intermediary funds and coinvestment entities, is Summa Equity AB), certain members of the Olink Board and its management and certain other Olink shareholders, in the aggregate holding approximately 66% of the outstanding Offer Securities as of October 17, 2023, have entered into a tender and support agreement (the “Support Agreement”) with Parent pursuant to which such shareholders have agreed, among other things, subject to the terms and conditions of the Support Agreement, to tender their Shares or ADSs, as applicable, into the tender offer. In addition, the Support Agreement requires the Majority Owner to take all actions reasonably requested by Parent to effect its right to cause the shareholders party to that certain Shareholder Agreement, dated as of March 24, 2021, by and among the Majority Owner, Olink and certain other shareholders (the “Shareholder Agreement”), to transfer their Offer Securities to Buyer in accordance with the terms of such agreement (the “Drag-Along”). In certain circumstances under the Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that a tendering security holder instead withdraw its Offer Securities from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per Share, subject to the terms and conditions of the Support Agreement. The Support Agreement survives the termination of the Purchase Agreement in certain circumstances, including if the Purchase Agreement is terminated by Olink to enter into a definitive agreement with respect to a Superior Proposal (as defined in Section 12—“Transaction Agreements—The Purchase Agreement” in the Offer to Purchaser) or by Parent in the event of a change in the Olink Board’s recommendation for the Offer in accordance with the Purchase Agreement. Additionally, Olink’s chief executive officer, Jon Heimer, acting in his capacity as a shareholder of Olink holding approximately 2.4% of outstanding Offer Securities as of October 17, 2023, has entered into a transfer restriction agreement pursuant to which he has agreed, among other things, not to directly or indirectly offer, transfer or sell his Shares, except pursuant to the Offer or in other limited circumstances as described in such agreement. Mr. Heimer is party to the Shareholder Agreement and the Offer Securities he holds are subject to the Drag-Along.
Parent and Buyer expressly reserve the right to waive or make any other changes to the terms and conditions of the Offer, in accordance with the terms of the Purchase Agreement. However, without the prior written consent of Olink, Buyer is not permitted to (i) waive or change the Minimum Tender Condition other than as set forth in the Purchase Agreement, (ii) decrease the Offer Consideration, (iii) change the form of consideration to be paid in the Offer, (iv) extend or otherwise change the Expiration Time, except as otherwise provided in the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions or (vi) amend or modify any of the Offer Conditions in a manner adverse to the holders of Offer Securities. Notwithstanding the foregoing, Buyer may, in its sole discretion, decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage no lower than fifty-one percent (51%) of the issued and outstanding Shares (excluding any Shares held in treasury by the Company or owned by any of the Company’s subsidiaries).

If Buyer extends the Offer, Buyer will inform The Bank of New York Mellon, which is the ADS Tender Agent for the Offer with respect to ADSs, and DNB Markets, a part of DNB Bank ASA, Sweden Branch, which is the Share Tender Agent for the Offer with respect to Shares, and will make a public announcement of the extension no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Time.
Following the consummation of the Offer and assuming that the Minimum Tender Condition was satisfied and not reduced in accordance with the Purchase Agreement, subject to the satisfaction or waiver of the remaining conditions set forth under Swedish law related to the Compulsory Redemption, Parent, Buyer and Olink will consummate the Compulsory Redemption as soon as practicable.
Purchase of tendered Shares pursuant to the Offer will be made only after timely receipt by the Share Tender Agent of the proper tender documents with respect to the holder’s Shares. Purchase of tendered ADSs pursuant to the Offer will be made only after timely receipt by the ADS Tender Agent of the proper documents with respect to the holder’s ADSs. If any Shares or ADSs tendered in accordance with the instructions set forth in the Offer to Purchase or other related materials are not accepted for purchase pursuant to the terms and conditions of the Offer, Buyer will cause such Shares or ADSs to be returned promptly following the announcement of the lapse or withdrawal of the Offer, as the case may be.
The obligation of Buyer to accept for payment and pay for Offer Securities validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, as applicable, of the conditions to the Closing. Accordingly, notwithstanding any other provision of the Offer or the Purchase Agreement to the contrary, Buyer will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Buyer’s obligation to pay for or return tendered Offer Securities promptly after the termination or withdrawal of the Offer)) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Offer Securities, in the event that any of the conditions to the Closing below have not been satisfied or waived (to the extent permitted by applicable laws) in writing by Parent at any scheduled Expiration Time.
Offer Securities tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Buyer pursuant to the Offer, may also be withdrawn at any time after December 30, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Buyer has accepted for payment the Offer Securities validly tendered in the Offer.
For a withdrawal of tendered Offer Securities to be effective, a written notice of withdrawal must be timely received by the applicable Tender Agent to which the Offer Securities have been tendered at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Offer Securities to be withdrawn, the number of tendered Offer Securities to be withdrawn and the name of the registered holder of such Offer Securities, if different from that of the person who tendered such Offer Securities. If certificates or receipts evidencing tendered Offer Securities to be withdrawn have been delivered to the applicable Tender Agent, then, prior to the physical release of such certificates or receipts, if any, the serial numbers shown on such certificates or receipts must be submitted to the applicable Tender Agent and the signature(s) on the notice of withdrawal must be Medallion Guaranteed (as defined in “Offer to Purchase for Cash” in the Offer to Purchase) if the original tender required a Medallion Guarantee. If Offer Securities have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Offer Securities” in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the participant in DTC or Euroclear and information as to the securities account with that participant to be credited with the withdrawn Offer Securities.
Withdrawals of tenders of Offer Securities may not be rescinded. Any Shares and ADSs properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares and ADSs may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Offer Securities” in the Offer to Purchase at any time prior to the Expiration Time.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Offer Securities to challenge such determination with respect to their Offer Securities in arbitration. None of Parent, Buyer, Olink, the Tender Agents, Georgeson LLC, as information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Parent and Buyer are not providing for guaranteed delivery procedures. Therefore, holders of Offer Securities must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Offer Securities must tender their Offer Securities in accordance with the procedures set forth in the Offer to Purchase and the Acceptance Form for Shares or ADS Letter of Transmittal, as applicable. Tenders received by the Tender Agents after the Expiration Time will be disregarded and of no effect.
Due to the obligations of Parent, Buyer and Olink pursuant to the Purchase Agreement to effect the Compulsory Redemption following the consummation of the Offer if the Minimum Tender Condition is satisfied and was not previously reduced in accordance with the Purchase Agreement, Parent, Buyer and Olink expect the Compulsory Redemption to occur following the consummation of the Offer without a subsequent offering period.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Olink has provided Parent and Buyer with its shareholder list, a list of ADS holders and security position listings for the purpose of disseminating the Offer to Purchase and the related ADS Letter of Transmittal or Acceptance Form for Shares and other related materials, as applicable, to holders of Shares and ADSs. The Offer to Purchase and the related ADS Letter of Transmittal or Acceptance Form for Shares, as applicable, will be mailed to record holders of Offer Securities whose names appear on the shareholder list of Olink or the ADS holder list of the ADS Tender Agent, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons who have ADSs credited to their DTC participant accounts for subsequent transmittal to beneficial owners of Offer Securities.
The exchange of Shares or ADSs for cash consideration pursuant to the Offer or the Compulsory Redemption will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion described under Section 6—“Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations” in the Offer to Purchase, a U.S. Holder (as defined in Section 6—“Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Offer to Purchase) who so exchanges Shares or ADSs for cash generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized and (ii) such U.S. Holder’s adjusted tax basis in the Shares and ADSs exchanged therefor. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for Shares or ADSs pursuant to the Offer or the Compulsory Redemption.
To the extent permissible under Rule 14e-5 of the Exchange Act and any other applicable law or regulation, Buyer and its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, Offer Securities or any securities that are immediately convertible into, exchangeable for, or exercisable for, Offer Securities outside of the United States, other than pursuant to the Offer, before, during or after the period during which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices, in private transactions at negotiated prices or pursuant to the Support Agreement in the event Parent determines it necessary to exercise its related rights thereunder to purchase Offer Securities at a fixed price of $26.00 per Share or $26 per ADS, in each case, outside of the United States. This information will be disclosed in the U.S. through the Schedule TO or any amendment thereto filed with the Securities and Exchange Commission (“SEC”), and available for free at the SEC’s website at www.sec.gov.
THE OFFER TO PURCHASE, THE RELATED ADS LETTER OF TRANSMITTAL AND THE ACCEPTANCE FORM FOR SHARES CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
Questions and requests for assistance regarding the Offer or any of the terms thereof with respect to Offer Securities and for additional copies of the Offer to Purchase, the ADS Letter of Transmittal, the Acceptance Form for Shares (including the instructions attached thereto) and other tender offer materials may be directed to the contact service of Georgeson LLC at +1 866 821 2550 (U.S. toll-free), +1 781 222 0033 (outside U.S. & Canada) and +46 846 007 389 (Sweden) and via email at olink@georgeson.com. Copies of these materials may also be obtained at the website maintained by the SEC at www.sec.gov. You may contact your account operator, broker, dealer, commercial bank, trust company, custodian or other nominee for assistance.

Neither Parent nor Buyer will pay any fees or commissions to any broker or dealer or to any other person (other than to the Tender Agents and the Information Agent) in connection with the solicitation of tenders of Offer Securities pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Buyer for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free:
+1 866 821 2550
Outside U.S. & Canada:
+1 781 222 0033
Sweden:
+46 846 007 389
Email: olink@georgeson.com
October 31, 2023